UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated July 16, 2024	3

GRIFOLS

Grifols, S.A.
Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols, S.A. (the "**Company**") hereby informs about the following

## OTHER RELEVANT INFORMATION

The Company's Board of Directors, in its meeting held today on 16 July 2024, has unanimously agreed to resolve the following:

(a) To appoint Mrs. Montserrat Muñoz Abellana as new Lead Independent Director of the Company's Board of Directors;

(b) To appoint Mrs. Anne-Catherine Berner as new member of the Audit Committee;

(c) To appoint Mrs. Anne-Catherine Berner as new Chairperson of the Appointments and Remuneration Committee; and

(d) To appoint Mrs. Enriqueta Felip Font as new member of the Appointments and Remuneration Committee.

As a consequence of the above, effective immediately from the date hereof, the compositions of the following Committees of the Company's Board of Directors will be as follows:

***Audit Committee***

| ***Name*** | ***Position*** | ***Category*** |
|---|---|---|
| Mr. Íñigo Sánchez-Asiaín Mardones | Chairman | Independent |
| Mrs. Montserrat Muñoz Abellana | Member | Independent |
| Mrs. Anne-Catherine Berner | Member | Independent |
| Ms. Laura de la Cruz Galán | Secretary (non-member) | -- |

***Appointments and Remuneration Committee***

| ***Name*** | ***Position*** | ***Category*** |
|---|---|---|
| Mrs. Anne-Catherine Berner | Chairperson | Independent |
| Mrs. Susana González Rodríguez | Member | Independent |
| Mrs. Enriqueta Felip Font | Member | Independent |
| Ms. Núria Martín Barnés | Secretary (non-member) | -- |

In Barcelona, on 16 July 2024 Ms. Núria Martín Barnés Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 16, 2024